

August 31, 2010

Pedro Wongtschowski, Chief Executive Officer
Ultrapar Participacoes S.A.
Av. Brigadeiro Luis Antônio, 1343
9º Andar
São Paulo, SP, Brazil 01317-910

> **Re:** **Ultrapar Holdings Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-14950**

Dear Mr. Wongtschowski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Documents on Display, page 125

1. Please revise to reflect that the SEC's public reference room has moved to 100 F Street N.E. Washington, D.C. and that the public reference rooms in Chicago and New York have been closed.

Pedro Wongtschowski
Ultrapar Participacoes S.A.
August 31, 2010
Page 2

Controls and Procedures, page 135

2. We note your disclosure that your "Chief Executive Officer and Chief Financial
    Officer concluded that our disclosure controls and procedures are effective as of
    December 31, 2009 at the reasonable assurance level for the purpose of collecting,
    analyzing and disclosing the information that we are required to disclose in the
    reports we file under the Securities Exchange Act of 1934, within the time periods
    specified in the SEC's rules and forms." Please revise to clarify, if true, that your
    officers concluded that your disclosure controls and procedures are also effective
    to ensure that information required to be disclosed in the reports that you file or
    submit under the Exchange Act is accumulated and communicated to your
    management, including your chief executive officer and chief financial officer, to
    allow timely decisions regarding required disclosure. See Exchange Act Rule
    13a-15(e).

Audit Committee Financial Expert, page 137

3. We note your disclosure that you will not appoint an audit committee financial
    expert, although your disclosure suggests that you have members of the council
    who may be performing in such capacity. In that regard, Item 16A. of Form 20-F
    requires an affirmative statement that you have determined a financial expert is
    serving on your fiscal council and if so, to identify the person and whether that
    person is independent or that you do not have anyone serving in that capacity.
    Please clarify.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

Please contact Scott Anderegg, Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director